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82-3950


SEC MAIL PROCESSING
RECEIVED
AUG 12 2005
WASH, D.C.
180
SECTION

SUPPL

August 12, 2005

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is being provided to the Securities and Exchange Commission (the "**Commission**") on behalf of our client, Lenovo Group Limited (the "**Company**"), a company incorporated under the laws of the Special Administrative Region of Hong Kong, People's Republic of China ("**Hong Kong**") and whose shares are listed on The Stock Exchange of Hong Kong Limited ("**HKEx**"), in order to update the information that the Company has provided to the Commission pursuant to Rule 12g3-2(b)(1)(ii) of the Securities Exchange Act of 1934 (as amended, the "**Exchange Act**"), as required by Rule 12g3-2(b)(1)(iv) of the Exchange Act.

On October 28, 1994, the Company applied for and was granted an exemption from the registration and reporting requirements of Section 12(g) of the Exchange Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder (the "**Exemption**"). The Exemption was sought in connection with the establishment of a sponsored Level 1 American Depositary Receipt facility, with Citibank, N.A. as the depositary.

Pursuant to Rule 12g3-2(b)(1)(iv), please find attached to this letter as Exhibit A an updated list identifying the information that the Company would be required:

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THOMSON
FINANCIAL

(a) to make public pursuant to the laws of Hong Kong;

(b) to file with HKEx and which would be made public by the HKEx; and

(c) to distribute to its security holders,

as well as the dates when such disclosures are or would be required to be made and the authority or authorities requiring such disclosure. This Exhibit A updates and supersedes in its entirety the information previously provided to the Commission by the Company.

Please contact Laura Sizemore (212 819-8373) or Yvette Marie G. Rodriguez (212 819-8234) with any questions or comments that you may have concerning the materials delivered herewith.

Kindly acknowledge receipt of this letter by stamping the duplicate copy of this letter and returning it to our messenger. Thank you for your attention to this matter.

Very truly yours,



Yvette Marie G. Rodriguez

cc: Lenovo Group Limited


SEC MAIL PROCESSING
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AUG 1 2 2005
WASH, D.C.
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Exhibit A

List of information required to be made public, filed with The Stock Exchange of Hong Kong Limited, the Hong Kong Companies Registry or distributed to securities holders

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
1.	Alteration of memorandum with respect to the objects of the company by special resolution	The special resolution must be filed within 15 days after the date of passing the special resolution.	Companies Registry - Section 8 Companies Ordinance
2.	Alteration of articles of association by special resolution	The special resolution must be filed within 15 days after the date of passing the special resolution. Where the articles of association are altered, the company shall within 15 days after the alteration deliver to the Registrar a printed copy of its articles as altered and certified as correct by an officer of the company.	Companies Registry - Section 13 Companies Ordinance
3.	Registration of memorandum and articles	The memorandum and articles should be delivered to the Registrar for registration as soon as practicable.	Companies Registry - Section 15 Companies Ordinance
4.	Change of name by special resolution	Notice (in prescribed form) and special resolution must be delivered to the Registrar within 15 days after the date of passing the special resolution.	Companies Registry – Section 22 Companies Ordinance
5.	Issue of any prospectus	No prospectus shall be issued unless the prospectus complies with the requirements of the Ordinance and has been authorized by the HKEx and registered by the Companies Registry.	Companies Registry - Section 38D Companies Ordinance
6.	Return as to allotments where a company issues new shares.	Within 1 month after allotment of shares a return of the allotments in the prescribed form should be delivered to the Registrar. Additionally, where shares are allotted otherwise than for a cash consideration, there should also be filed with the Registrar within that timeframe a copy of a contract in writing constituting the title of the allottee to the allotment together with a copy of any contract for sale, or for services or other consideration in respect of which that	Companies Registry - Section 45 Companies Ordinance


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	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		allotment was made, certified by an officer of the company.	
7.	An on-market (i.e., through the trading facilities of the HKEx) repurchase by a listed company of its own shares (including redeemable shares, if any)must be authorized by its articles and approved by an ordinary resolution of shareholders in a general meeting. Notice of any general meeting called for the purpose of approving the on-market purchase of its own shares must include an explanatory statement.	No purchase shall be made unless authorized by the shareholders in a general meeting	Companies Registry - Section 49BA Companies Ordinance
		Following an on-market repurchase, a filing must be made with the HKEx providing details of the repurchase. The notification must be made not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the listed company makes a purchase of shares. The listed company must also include details of share repurchases in its annual report.	HKEx – Rule 10.06(4) Listing Rules
8.	An off-market repurchase (i.e. not an on-market repurchase) by a listed company of its own shares (including redeemable shares, if any) must be authorized by its articles and approved by a special resolution of shareholders in a general meeting.	No purchase shall be made unless authorized by the shareholders by an special resolution in a general meeting.	Companies Registry - Section 49BA Companies Ordinance
	Notice of any general meeting called for the purpose of approving the off-market purchase of its own shares must include: (a) in the case of a general offer: (i) copy of proposed general offer; (ii) statement by directors as to merits of the proposed offer; and (b) in any other cases: (i) copy of proposed purchase agreement, if any; (ii) memorandum of terms, if any (iii) statement by directors of merits of purchase.	The special resolution must be filed with the Companies Registry within 15 days after the date of passing the special resolution.	Companies Registry - Section 117(4)(a) Companies Ordinance
		Following an off-market repurchase, a filing must be made with the HKEx providing details of the repurchase. The notification must be made not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the listed company makes a purchase of shares. The listed company must also include details of share repurchases in its annual report.	HKEx – Rule 10.06(4) Listing Rules
9.	Return by company disclosing purchase of own shares	Within a period of 14 days beginning with the date on which any shares purchased by the company are delivered to it, a return of the shares purchased in the prescribed form should be delivered to the Registrar.	Companies Registry - Section 49G Companies Ordinance

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
10.	If a company having a share capital has (a) consolidated and divided its share capital into shares of a larger amount than its existing shares or (b) converted any shares into stock or (c) re-converted stock into shares or (d) sub-divided its shares or any of them or (e) redeemed any redeemable preference shares or (f) canceled any shares, otherwise than in connection with a reduction of capital under Section 58 of the Companies Ordinance, it shall give notice thereof (in prescribed form) to the Registrar.	Notice must be given to the Registrar within 1 month after such action is taken.	Companies Registry - Section 54 Companies Ordinance
11.	Where a company having a share capital has increased its share capital beyond the authorized capital it shall give notice to the Registrar.	Notice must be given to the Registrar within 15 days of the adoption of resolution authorizing the increase.	Companies Registry - Section 55 Companies Ordinance
12.	Where a company reduces its share capital, it shall obtain shareholders' approval by special resolution and apply by petition to the court for an order confirming the reduction.	Notice must be given to the Registrar within 15 days of the adoption of special resolution authorizing the increase. Reduction of share capital shall not be valid unless sanctioned by a court order and until such court order be registered with the Companies Registry.	Companies Registry - Section 58 and Section 61 Companies Ordinance
13.	Documents relating to rights of holders of special classes of shares must be filed with the Registrar. Every company, the share capital of which is divided into different classes of shares, shall deliver to the Registrar for filing a copy of any document or resolution attaching rights to any class of shares in the company which is not otherwise required by the Companies Ordinance to be so filed.	As soon as practicable.	Companies Registry - Section 64A Companies Ordinance
14.	Replacement of lost share certificate	Not later than 11 days from the issue of the new certificate, public notice of the issue thereof must be made in the Government Gazette.	Companies Registry - Section 71A Companies Ordinance
15.	Register of debentures	Every company shall send a notice (in prescribed form) to the Registrar of the place where the register of debenture-holders is kept and of any change in that place within 14 days of such change.	Companies Registry - Section 74A Companies Ordinance
16.	Interim accounts prepared for a proposed distribution	A copy should be sent to the Registrar.	Companies Registry - Section 79H

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
			Companies Ordinance
17.	Initial accounts, auditors' report and auditors' statement (if any) prepared for a proposed distribution	A copy should be sent to the Registrar.	Companies Registry - Section 79X Companies Ordinance
18.	Registration of charges with Registrar of Companies	Prescribed details of the charge must be filed with the Registrar within 5 weeks after the date of the charge's creation.	Companies Registry - Section 80 Companies Ordinance
19.	Notice of the situation of the registered office and of any changes to location	Within 14 days after the date of the incorporation of a company or the relevant change of location, as the case may be, notice must be sent to the Registrar.	Companies Registry - Section 92 Companies Ordinance
20.	Every company shall send notice to the Registrar of the place where its register of members is kept and any changes to location.	Within 14 days after the date of the incorporation of a company or the relevant change of location of the register, as the case may be, notice must be sent to the Registrar.	Companies Registry - Section 95 Companies Ordinance
21.	Annual return	The annual return shall be completed after the annual general meeting for the year and within 42 days of the date of the meeting the company shall forward it to the Registrar signed by both a director and by the secretary of the company.	Companies Registry - Section 109 Companies Ordinance
22.	Annual general meeting	The annual general meeting shall take place at intervals of not more than 15 months or such longer period as the Registrar may authorize in writing. The directors are obliged to present before the annual general meeting the audited accounts of the company for a period falling not more than 6 months prior to the date of Annual General Meeting.	Companies Registry - Section 111 and Section 122 Companies Ordinance
23.	Notice of Annual General Meeting	To be convened by giving not less than 21 days' prior notice in writing to shareholders.	Companies Registry - Section 114 Companies Ordinance
24.	Notice of Extraordinary (any meeting that is not an Annual General Meeting).	Where a special resolution is to be proposed, to be convened by giving not less than 21 days' prior notice in writing to shareholders.	Companies Registry - Section 114 Companies Ordinance


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	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		Where an ordinary resolution is to be proposed, to be convened by giving not less than 14 days' prior notice in writing to shareholders.	
25.	Registration of special and certain resolutions of shareholders	Within 15 days after passing the resolution, a printed copy should be forwarded to the Registrar.	Companies Registry - Section 117 Companies Ordinance
26.	Place where minute books kept	Every company shall notify the Registrar of the place where the books containing the minutes of proceedings of any meeting referred to are kept and the Registrar must be notified of any change in that place within 14 days of that change.	Companies Registry - Section 119A Companies Ordinance
27.	Right to receive copies of balance sheets and directors' and auditors' report	Not less than 21 days from the date of the general meeting at which the accounts are to be presented by the company, a copy of the balance sheet, including every document required by law to be annexed thereto, shall be sent to every shareholder and every holder of the company's debentures.	Companies Registry - Section 129G Companies Ordinance
28.	Removal of auditors	Within 14 days from the date of passing a resolution removing the auditor, notice should be given to the Registrar.	Companies Registry - Section 131 Companies Ordinance
29.	Resignation of auditor	Where a notice of resignation is deposited at a company's registered office, the company shall within 14 days of such deposit send a copy of such notice to the Registrar.	Companies Registry - Section 140A Companies Ordinance
30.	Disposal of any fixed assets where the value thereof and disposals in the preceding 4 months exceeds 33% of the fixed assets of the company	The directors of a listed company shall not carry out any proposals for disposing of certain fixed assets of the company unless there has been notification to, and approval by, shareholders in a general meeting.	Companies Registry - Section 155A Companies Ordinance
31.	Change of directors or secretaries or of their particulars	The company shall, within 14 days from the date of appointment or of a change, notify the Registrar.	Companies Registry - Section 158 Companies Ordinance
32.	Place where register of directors and secretaries may be kept	Every company shall on incorporation send notice to the Registrar of the place where its register of directors and secretaries is kept and shall notify the	Companies Registry - Section 158A Companies

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		Registrar of any change in that place within 14 days after such change.	Ordinance
33.	Particulars of loans to officers	Particulars of loans to officers must be disclosed in the annual audited accounts which are to be presented to the company in the general meeting.	Companies Registry - Section 161B Companies Ordinance
34.	Facilitation of reconstruction and amalgamation of companies	Where an order sanctioning a compromise or arrangement is made, a copy thereof should be delivered to the Registrar within 7 days of its making.	Companies Registry - Section 167 Companies Ordinance
35.	Order relating to application by a member that the affairs of the company are being conducted in a manner unfairly prejudicial to the interest of some members	A copy of the order should be delivered to Registrar for registration within 14 days of its making.	Companies Registry - Section 168A Companies Ordinance
36.	Winding up order	On the making of a winding up order a copy of the order shall forthwith be delivered by the company to the Registrar for registration.	Companies Registry - Section 185 Companies Ordinance
37.	Dissolution of company otherwise than by order of court. In the case of a company in respect of which the following conditions are satisfied: (a) the affairs of the company have been completely wound up; and (b) the liquidator has been granted his release by order of the court under Section 205.	The Official Receiver may deliver to the Registrar a certificate signed by the Official Receiver stating that the company is a company in respect of which those conditions are satisfied. The Registrar shall forthwith register any certificate and on the expiration of 2 years from the registration thereof the company shall be dissolved.	Companies Registry - Section 226A Companies Ordinance
38.	Dissolution of company by order of court	A copy of the order shall within 14 days from the date of the order be delivered by the liquidator to the Registrar.	Companies Registry - Section 227 Companies Ordinance
39.	Voluntary winding up in the case of inability to continue its business. The directors may, if they have formed the opinion that the company cannot by reason of its liabilities continue its business, deliver to the Registrar a statutory declaration that: (a) the company cannot by reason of its liabilities continue its business; (b) it is necessary that the company be wound up and that such winding up	A winding-up statement shall have no effect unless it is delivered to the Companies Registry for registration within 7 days after the date on which it is made.	Companies Registry - Section 228A Companies Ordinance

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
	be commenced under this section; and (c) meeting of the company and of its creditors will be called at a date not later than 28 days after delivery of the declaration to the Registrar.		
40.	Notice of resolution to wind up voluntarily	When a company has passed a resolution for voluntary winding up, it shall, within 14 days after the passing of the resolution, give notice of the resolution by advertisement in the Government Gazette.	Companies Registry - Section 229 Companies Ordinance
41.	Annual reports or summary financial reports	Not less than 21 days before the annual general meeting and not later than July 31 of each year, such reports must be furnished to the HKEx and the shareholders.	HKEx - Rule 13.46(a) Listing Rules (also required by Companies Ordinance)
42.	Interim reports in respect of the first six months of each financial year	Not later than December 31 of each year, such reports must be furnished to the HKEx and the shareholders.	HKEx - Rule 13.48(1) Listing Rules
43.	Preliminary announcements of results in respect of each financial year	At the next business day after the board approval of preliminary results and not later than July 31 of each year, such announcement must be furnished to the HKEx and public.	HKEx - Rule 13.49(1) Listing Rules
44.	Preliminary announcement in respect of results for the first six months of each financial year	At the next business day after board approval of interim results and not later than December 31 of each year, such announcement must be furnished to the HKEx and the public	HKEx – Rule 13.49(6) Listing Rules
45.	Notifications to the HKEx, all documents to be delivered to shareholders, press releases and/or announcements in newspapers in respect of price-sensitive or material matters, acquisitions, disposals, transactions with affiliated companies, breach of material loan agreements resulting in acceleration, director share dealings, movements in substantial shareholders, material business developments, etc.	As events arise (in some cases, within specified periods after events have arisen), disclosure must be made to the public (in some cases, the Hong Kong Securities and Futures Commission or the "SFC").	HKEx – Rule 13.09, Chapter 13 Listing Rules
46.	Winding-up, receivership, insolvency and liquidation	As events arise, promptly inform HKEx	HKEx –Rule 13.25 Listing Rules
47.	Announcement and circular to shareholders for notifiable transactions and connected transactions	Whenever the company enters into (i) a transaction (e.g. the acquisition or disposal of assets) that will be classified as a notifiable transaction (of	HKEx – Chapter 14 and 14A Listing Rules

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		which there are several categories in ascending order of reporting requirements) by reference to the size of the transaction relative to the size of the listed group, or (ii) a transaction with a related party (a connected transaction) that is not exempt from reporting or announcement requirements, depending on the size of the transaction, there may be one of three reporting requirements: (i) announcement only; (ii) announcement and circular to shareholders; or (iii) announcement and circular to shareholders, and requirement for shareholder approval. Additionally, prescribed details in relation to connected transactions known as continuing connected transactions (supply of goods or services on a recurring basis) must be disclosed in the annual report. The HKEx must be informed promptly of any transaction that is required to be announced. Any circular must be dispatched to shareholders no later than 21 days of the date of the publication of the announcement of the transaction, unless the HKEx grants an extension.	
48.	Notifications to the HKEx with respect to proposed amendments to the memorandum or articles of association, changes to the capital structure and changes in directors, secretary, auditors or registered address	As events arise, promptly inform the HKEx.	HKEx – Chapter 13 Listing Rules
49.	Notifications to the SFC, HKEx and the public with respect to takeover, merger and share repurchase related matters	As events arise, promptly inform the HKEx.	SFC, HKEx and public – Rule 13.52(2) Listing Rules, Takeovers Code Share Repurchases Code

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
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SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2005
WASH, D.C.
190
SECTION

August 12, 2005

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated August 10, 2005, of its results for the quarter ended June 30, 2005, and submitted to The Hong Kong Stock Exchange Limited ("**HKEx**") on August 11, 2005;

2. The Company's announcement, dated August 10, 2005, regarding the appointment of an independent non-executive director, and submitted to the HKEx on August 11, 2005;

3. The Company's announcement, dated August 9, 2005, regarding the poll results of the Annual General Meeting held on August 9, 2005, and submitted to the HKEx on August 9, 2005;

4. The Company's announcement, dated August 9, 2005, regarding the poll results of the Extraordinary General Meeting held on August 9, 2005 relating to the approval of (i) certain connected transactions contemplated under (a) the China Services Agreement dated April 27, 2005, between International Information Products (Shenzen) Co., Ltd., and Changchun Blue Express Computer Engineering Technology Co., Ltd. and (b) the Reverse Transition Services Agreement dated May 12, 2005, between the Company and IBM, and (ii) the Service Contract between the Company and Mr. Stephen M. Ward, an

executive director of the Company, and submitted to the HKEx on August 9, 2005; and

5. The Company's announcement, dated August 1, 2005, regarding the poll results of the Extraordinary General Meeting held on August 1, 2005 relating to the proposed off-market repurchase of non-voting shares, and submitted to the HKEx on August 2, 2005.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.


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Very truly yours,



Yvette Marie G. Rodriguez

Enclosures

cc: Lenovo Group Limited

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

2005/06 FIRST QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the three months ended June 30, 2005 together with unaudited comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED INCOME STATEMENT

	Note	3 months ended June 30, 2005 (unaudited) HK$'000	3 months ended June 30, 2004 (unaudited) HK$'000
Turnover	3	**19,612,842**	5,877,910
Earnings before interest, taxation, depreciation and amortization expenses		**829,012**	352,452
Depreciation expenses and amortization of prepaid lease payments		**(103,294)**	(51,425)
Amortization of intangible assets		**(161,455)**	(8,430)
Amortization of deferred compensation		**(13,145)**	–
Impairment of assets		**–**	(31,001)
(Losses)/gains on disposal of investments and available-for-sale financial assets		**(2,697)**	54,088
Finance income		**23,016**	20,751
Profit from operations	4	**571,437**	336,435
Finance costs	5	**(52,443)**	(724)
		518,994	335,711
Share of profits/(losses) of jointly controlled entities		**1,073**	(4,020)
Share of (losses)/profits of associated companies		**(5,229)**	1,805
Profit before taxation		**514,838**	333,496
Taxation	6	**(151,661)**	(11,312)
Profit for the period		**363,177**	322,184
Attributable to:			
Shareholders' equity of the Company		**356,995**	336,825
Minority interests		**6,182**	(14,641)
		363,177	322,184
Earnings per share			
– Basic	8	**4.12 HK cents**	4.50 HK cents
– Fully diluted	8	**4.07 HK cents**	4.50 HK cents


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CONSOLIDATED BALANCE SHEET



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	Note	As at June 30, 2005 (unaudited) HK$'000	As at March 31, 2005 (restated) HK$'000
Non-current assets			
Intangible assets		15,057,971	513,078
Property, plant and equipment		1,348,254	827,876
Prepaid lease payments		49,970	50,268
Construction-in-progress		268,657	257,159
Investments in jointly controlled entities		182,347	191,523
Investments in associated companies		46,838	52,067
Investment securities		–	62,970
Available-for-sale financial assets		65,226	–
Deferred tax assets		56,279	53,498
Other non-current assets		78,004	569,673
		17,153,546	2,578,112
Current assets			
Inventories		1,987,076	878,900
Trade receivables	9	5,623,693	851,337
Notes receivable		979,389	1,137,174
Deposits, prepayments and other receivables		8,932,683	567,046
Cash and cash equivalents		9,780,626	3,019,385
		27,303,467	6,453,842
Current liabilities			
Trade payables	9	18,826,313	2,276,070
Notes payable		210,013	195,032
Accruals and other payables	10	7,478,018	716,906
Amounts due to jointly controlled entities		108,175	108,446
Tax payable		237,600	493
Current portion of long-term liabilities	12	151,964	175,866
		27,012,083	3,472,813
Net current assets		291,384	2,981,029
Total assets less current liabilities		17,444,930	5,559,141
Financed by:			
Share capital	11	230,565	186,870
Other reserves		9,155,469	4,791,018
Retained earnings			
– Proposed dividends		209,428	209,428
– Others		401,948	17,082
Shareholders' funds		9,997,410	5,204,398
Minority interests		29,791	23,609
Long-term liabilities	12	7,417,729	331,134
		17,444,930	5,559,141

CONDENSED CONSOLIDATED CASH FLOW STATEMENT


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	3 months ended June 30, 2005 (unaudited) *HK$'000*	3 months ended June 30, 2004 (unaudited) *HK$'000*
Net cash inflow from operating activities	**4,337,814**	292,436
Net cash outflow from investing activities	**(4,208,052)**	(100,902)
Net cash inflow from financing activities	**6,641,402**	175,744
Increase in cash and cash equivalents	**6,771,164**	367,278
Cash and cash equivalents at the beginning of the period	**3,019,385**	2,650,071
Effect of foreign exchange rate changes	**(9,923)**	129
Cash and cash equivalents at the end of the period	**9,780,626**	3,017,478

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *HK$'000*	Share premium (unaudited) *HK$'000*	Convertible rights in respect of convertible preferred shares (unaudited) *HK$'000*	Surplus arising on consolidation (unaudited) *HK$'000*	Exchange reserve (unaudited) *HK$'000*	Investment revaluation reserve (unaudited) *HK$'000*	Share redemption reserve (unaudited) *HK$'000*	Retained earnings/ (Accumulated losses) (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
As at April 1, 2005	**186,870**	**4,761,498**	**-**	**27,871**	**2,093**	**(3,530)**	**3,086**	**226,510**	**5,204,398**
Adoption of HKFRS 3	**-**	**-**	**-**	**(27,871)**	**-**	**-**	**-**	**27,871**	**-**
As restated	**186,870**	**4,761,498**	**-**	**-**	**2,093**	**(3,530)**	**3,086**	**254,381**	**5,204,398**
Surplus in fair market value of available-for-sale financial assets	**-**	**-**	**-**	**-**	**-**	**2,371**	**-**	**-**	**2,371**
Exchange differences	**-**	**-**	**-**	**-**	**2,852**	**-**	**-**	**-**	**2,852**
Net gains not recognized in the income statement	**-**	**-**	**-**	**-**	**2,852**	**2,371**	**-**	**-**	**5,223**
Profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**356,995**	**356,995**
Issue of ordinary shares	**43,572**	**4,291,820**	**-**	**-**	**-**	**-**	**-**	**-**	**4,335,392**
Issue of convertible preferred shares	**-**	**-**	**84,000**	**-**	**-**	**-**	**-**	**-**	**84,000**
Exercise of share options	**123**	**11,279**	**-**	**-**	**-**	**-**	**-**	**-**	**11,402**
As at June 30, 2005	**230,565**	**9,064,597**	**84,000**	**-**	**4,945**	**(1,159)**	**3,086**	**611,376**	**9,997,410**
As at April 1, 2004	186,890	4,762,526	-	27,871	4,581	(5,976)	2,898	(490,066)	4,488,724
Deficit in fair market value of investment securities	-	-	-	-	-	(173)	-	-	(173)
Exchange differences	-	-	-	-	118	-	-	-	118
Net gains and losses not recognized in the income statement	-	-	-	-	118	(173)	-	-	(55)
Profit for the period	-	-	-	-	-	-	-	336,825	336,825
Reserves written off on disposal of subsidiaries	-	-	-	-	(2,786)	-	-	-	(2,786)
Reserves realized on disposal of investments securities	-	-	-	-	-	(4,392)	-	-	(4,392)
Impairment of investments	-	-	-	-	-	19,601	-	-	19,601
Exercise of share options	124	11,213	-	-	-	-	-	-	11,337
Repurchase of shares	(188)	(16,093)	-	-	-	-	188	-	(16,093)
As at June 30, 2004	186,826	4,757,646	-	27,871	1,913	9,060	3,086	(153,241)	4,833,161

Notes:

1 Basis of preparation

The Board is responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Hong Kong Accounting Standards ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that available-for-sale financial assets and financial assets and liabilities are stated at fair value.

The principal accounting policies and methods of computation used in the preparation of these unaudited quarterly financials are consistent with those used in the annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after April 1, 2005.

The substantial changes to the Group's accounting policies and the material effect of adopting these new policies are set out in note 2 below.

2 Changes in accounting policies

Effect of adopting new HKFRS

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepaid lease payments from property, plant and equipment to operating leases. The up-front prepayments made for the prepaid lease payments are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, prepaid lease payments were accounted for at cost less accumulated depreciation.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. Until March 31, 2005, the investment securities of the Group were classified into non-trading securities and were stated in the balance sheet at fair value. In accordance with the provision of HKAS 39, the investment securities have been classified into available-for-sale financial assets at fair value through investment revaluation reserve.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until March 31, 2005, the provision of share options to employees did not result in an expense in the income statement. Effective on April 1, 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after November 7, 2002 and had not yet vested on April 1, 2005 was expensed retrospectively in the income statement of the respective periods. As at April 1, 2005, the Group had no option granted after November 7, 2002 and had not yet vested on April 1, 2005.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until March 31, 2005, goodwill was:

- Amortized on a straight line basis over a period ranging from 3 to 10 years; and
- Assessed for an indication of impairment on each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortization of goodwill from April 1, 2005;
- Accumulated amortization as at March 31, 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending March 31, 2006 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.
- Negative goodwill credited to the surplus arising on consolidation as at April 1, 2005 has been credited to the opening balance of retained earnings.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment is resulted from this assessment.

(i) The adoption of revised HKAS 17 resulted in:

	As at June 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (unaudited) *HK$'000*
Decrease in property, plant and equipment	**(49,970)**	(50,268)
Increase in prepaid lease payments	**49,970**	50,268

	For the year ended March 31, 2005 (unaudited) *HK$'000*	**For the three months ended**	
		June 30, 2005 (unaudited) *HK$'000*	June 30, 2004 (unaudited) *HK$'000*
Decrease in depreciation expenses	**(1,193)**	**(298)**	(298)
Increase in amortization of prepaid lease payments	**1,193**	**298**	298

(ii) The adoption of HKFRS 3 and HKAS 38 resulted in:

	As at June 30, 2005 (unaudited) *HK$'000*
Increase in intangible assets	2,882
Increase in retained earnings	2,882

(iii) The adoption of HKAS 39 had no effect on opening reserves and the details of the adjustments to the balance sheet on June 30, 2005 are as follows:

	As at June 30, 2005 (unaudited) *HK$'000*
Increase in available-for-salė financial assets	65,226
Decrease in investment securities	(65,226)

3 Turnover, revenue and segment information

In accordance with the Group's internal financial reporting, the Group has changed its segment reporting that geographical segments are presented as the primary reporting format and business segments as the secondary reporting format.

(a) *Primary reporting format – geographical segments*

(i) *For the three months ended June 30, 2005*

	Americas (unaudited) *HK$'000*	Europe, Middle East and Africa (unaudited) *HK$'000*	Asia Pacific excluding Greater China (unaudited) *HK$'000*	Greater China (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Consolidated income statement					
Turnover	5,530,015	3,663,204	2,484,457	7,935,166	19,612,842
Segment operating results	249,125	40,261	(29,342)	463,307	723,351
Amortization of marketing rights and identifiable intangible assets					(159,088)
Amortization of deferred compensation					(13,145)
Losses on disposal of investments and available-for-sale financial assets					(2,697)
Finance income					23,016
Finance costs					(52,443)
Contribution to operating profit					518,994
Share of profits of jointly controlled entities					1,073
Share of losses of associated companies					(5,229)
Profit before taxation					514,838
Taxation					(151,661)
Profit for the period					363,177


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(ii) *For the three months ended June 30, 2004*

	Americas (unaudited) *HK$'000*	Europe, Middle East and Africa (unaudited) *HK$'000*	Asia Pacific excluding Greater China (unaudited) *HK$'000*	Greater China (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Consolidated income statement					
Turnover	–	–	–	5,877,910	5,877,910
Segment operating results	–	–	–	298,658	298,658
Amortization of goodwill					(6,061)
Impairment of assets					(31,001)
Gains on disposal of investments					54,088
Finance income					20,751
Finance costs					(724)
Contribution to operating profit					335,711
Share of losses of jointly controlled entities					(4,020)
Share of profits of associated companies					1,805
Profit before taxation					333,496
Taxation					(11,312)
Profit for the period					322,184

(b) ***Secondary reporting format – business segments***

(i) ***For the three months ended June 30, 2005***

	Desktop (unaudited) ***HK$'000***	**Notebook (unaudited)** ***HK$'000***	**Mobile Handset (unaudited)** ***HK$'000***	**Others (unaudited)** ***HK$'000***	**Total (unaudited)** ***HK$'000***
Turnover	**9,072,338**	**9,262,019**	**819,848**	**458,637**	**19,612,842**
Capital expenditure *(Note)*					**120,739**
Total assets as at June 30, 2005 *(Note)*					**44,457,013**

Note: The Group has not finalized the allocation of capital expenditure and total assets as a result of the significant acquisition of the personal computer business of IBM ("IBM PC Business") as set out in note 13.

(ii) *For the three months ended June 30, 2004*

	Desktop (unaudited) *HK$'000*	Notebook (unaudited) *HK$'000*	Mobile Handset (unaudited) *HK$'000*	Others (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Turnover	3,770,623	852,780	646,095	608,412	5,877,910
Capital expenditure	25,899	26,440	2,340	1,309	55,988
Segment assets as at March 31, 2005	1,436,581	469,352	451,658	509,820	2,867,411
Investments and unallocated assets as at March 31, 2005					6,164,543
Total assets as at March 31, 2005					9,031,954



4 **Profit from operations**

(a)

	3 months ended June 30, 2005 (unaudited) *HK$'000*	3 months ended June 30, 2004 (unaudited and restated) *HK$'000*
Turnover	19,612,842	5,877,910
Total costs	(16,606,615)	(5,069,755)
Gross profit	3,006,227	808,155
Finance income	23,016	20,751
Impairment of assets	-	(31,001)
(Losses)/gains on disposal of investments and available-for-sale financial assets	(2,697)	54,088
	3,026,546	851,993
Distribution expenses	(1,324,853)	(301,653)
Administrative expenses	(574,435)	(92,216)
Other operating expenses	(381,221)	(113,259)
Amortization of intangible assets and deferred compensation	(174,600)	(8,430)
Total operating expenses *(See (b))*	(2,455,109)	(515,558)
Profit from operations	571,437	336,435

(b) The total operating expenses included staff costs of HK$836,209,000 (2004/05: HK$233,596,000).

5 **Finance costs**

	3 months ended June 30, 2005 (unaudited) *HK$'000*	3 months ended June 30, 2004 (unaudited) *HK$'000*
Interest on bank loan and overdrafts	36,428	260
Dividend and relevant finance costs on convertible preferred shares not wholly repayable within five years	16,015	-
Others	-	464
	52,443	724

6 **Taxation**

The amount of taxation charged to the consolidated income statement represents:

	3 months ended June 30, 2005 (unaudited) *HK$'000*	3 months ended June 30, 2004 (unaudited) *HK$'000*
Taxation outside Hong Kong	154,379	11,680
Deferred taxation	(2,781)	(516)
	151,598	11,164
Share of taxation attributable to:		
Jointly controlled entities	63	26
Associated companies	-	122
Taxation charge	151,661	11,312

7 **Dividend**

The Board of Directors does not recommend the payment of dividend to the ordinary shareholders for the three months ended June 30, 2005 (2004/05: Nil).


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8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	3 months ended June 30, 2005 (unaudited)	3 months ended June 30, 2004 (unaudited)
Profit attributable to shareholders of the Company *(HK$'000)*	**356,995**	336,825
Weighted average number of shares for the purpose of basic earnings per share	**8,665,617,116**	7,478,977,251
Basic earnings per share	**4.12 HK cents**	4.50 HK cents

(b) Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible preferred shares and share options and warrants. The convertible preferred shares are assumed to have been converted into ordinary shares and the net profit is adjusted to add back the relevant finance costs. For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and warrants.

	3 months ended June 30, 2005	3 months ended June 30, 2004
Profit attributable to shareholders of the Company *(HK$'000)*	**356,995**	336,825
Interest expense on convertible preferred shares *(HK$'000)*	**16,015**	-
Profit used to determine diluted earnings per share *(HK$'000)*	**373,010**	336,825
Weighted average number of ordinary shares in issue	**8,665,617,116**	7,478,977,251
Adjustments for		
– Assumed conversion of convertible preferred shares	**484,403,670**	-
– Share options and warrants	**10,356,413**	8,827,594
Weighted average number of ordinary shares for diluted earnings per share	**9,160,377,199**	7,487,804,845
Diluted earnings per share	**4.07 HK cents**	4.50 HK cents

9 Ageing analysis

Ageing analysis of trade receivables as at June 30, 2005 is as follows:

	As at June 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
0 – 30 days	**4,802,601**	588,389
31 – 60 days	**700,464**	56,966
61 – 90 days	**46,591**	40,702
Over 90 days	**74,037**	165,280
	5,623,693	851,337

Customers for trading business are generally granted credit terms of 30 days. Credit terms for customers of system integration business normally range from 30 days to 180 days.


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Ageing analysis of trade payables as at June 30, 2005 is as follows:

	As at June 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
0 – 30 days	16,378,370	1,954,188
31 – 60 days	2,231,945	149,691
61 – 90 days	93,314	59,383
Over 90 days	122,684	112,808
	18,826,313	2,276,070

10 Accruals and other payables

Included in the accruals and other payables was warranty provision as follows:

	As at June 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
At the beginning of the period/year	188,997	168,977
Provisions made during the period/year	628,243	214,634
Less: Amount utilized	(89,370)	(194,614)
At the end of the period/year	727,870	188,997

11 Share capital

	As at June 30, 2005		As at March 31, 2005	
	(unaudited) *Number of ordinary shares*	(unaudited) *HK$'000*	(audited) *Number of ordinary shares*	(audited) *HK$'000*
Authorized:				
At the beginning and the end of period/year	20,000,000,000	500,000	20,000,000,000	500,000
Issued and fully paid voting shares:				
At the beginning of period/year	7,474,796,108	186,870	7,475,594,108	186,890
Issue of shares during the period/year	821,234,569	20,531	–	–
Conversion from non-voting shares	110,635,946	2,766	–	–
Exercise of share options	4,936,000	123	6,702,000	168
Repurchase of shares	–	–	(7,500,000)	(188)
At the end of period/year	8,411,602,623	210,290	7,474,796,108	186,870
Issued and fully paid non-voting shares:				
At the beginning of period/year	–	–	–	–
Issue of shares during the period/year	921,636,459	23,041	–	–
Conversion into voting shares	(110,635,946)	(2,766)	–	–
At the end of period/year	811,000,513	20,275	–	–
Total issued and fully paid shares	9,222,603,136	230,565	7,474,796,108	186,870



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12 Long-term liabilities

	As at June 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
Amount payable for marketing rights repayable within five years	452,995	507,000
Interest-bearing bank loan repayable within five years	3,900,000	-
Convertible preferred shares not wholly repayable within five years	2,647,000	-
Other long-term liabilities repayable within five years	292,832	-
Other long-term liabilities not wholly repayable within five years	276,866	-
	7,569,693	507,000
Current portion repayable within one year	(151,964)	(175,866)
	7,417,729	331,134

The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5% per annum on the state value of HK$1,000 per convertible preferred share. The first payment of convertible preferred shares dividend for the period from May 17, 2005 to June 30, 2005 was accrued.

13 Business combinations

On April 30, 2005, the Group completed the acquisition of the IBM PC Business under an assets purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business was approximately HK$9,860 million including cash, Lenovo shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(unaudited) *HK$'000*
Purchase consideration:	
– Cash paid	5,068,031
– Direct costs relating to the acquisition	456,933
– Fair value of shares issued	4,335,392
Total purchase consideration	9,860,356
Add: Fair value of net liabilities assumed *(Note)*	76,429
Goodwill	9,936,785

Note:

	(unaudited) *HK$'000*
Net liabilities assumed	(4,978,695)
Step-up in tangible fixed assets	16,233
Identifiable intangible assets	4,734,600
Deferred compensation	151,433
Net liabilities assumed	(76,429)

The goodwill is attributable to the significant synergies expected to arise after the Group's acquisition of the IBM PC Business.

Certain acquired intangible assets and deferred compensation are expected to be amortized over their useful lives. Preliminary estimates indicate that the useful lives of these acquired assets are expected to range from three to five years. Intangible assets acquired that have indefinite useful life are not subject to amortization.

The acquired tangible assets primarily comprised of trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised of trade payables and other current liabilities.

The assets purchase agreement requires a working capital "true-up" adjustment which is expected to result in a cash payment from the Company to IBM. Such adjustment has not been finalized, but an estimate has been recorded in the preliminary purchase price allocation indicated above. This process is expected to be finalized in the third quarter of financial year 2006.


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14 Condensed balance sheet of the Company

	As at June 30, 2005 (unaudited) *HK$'000*	As at March 31, 2005 (audited) *HK$'000*
Property, plant and equipment	**20,391**	25,130
Investments in subsidiaries	**13,753,449**	2,327,875
Investment securities	**-**	4,413
Available-for-sale financial assets	**3,687**	-
Other non-current assets	**-**	565,340
	13,777,527	2,922,758
Current assets	**5,877,724**	4,387,158
Current liabilities	**1,192,735**	279,137
Total assets less current liabilities	**18,462,516**	7,030,779
Financed by:		
Share capital	**230,565**	186,870
Other reserves	**9,148,078**	4,761,707
Retained earnings		
- Proposed dividends	**209,428**	209,428
- Others	**2,327,445**	1,872,774
Shareholders' funds	**11,915,516**	7,030,779
Long-term liabilities	**6,547,000**	-
	18,462,516	7,030,779


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15 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

FINANCIAL REVIEW

Results highlights

Effective from April 1, 2005, the Group has included non-based manufacturing cost into cost of sales. Non-based manufacturing cost is composed of warranty, inventory loss, technical support as well as outbound freight and shipment. The board considers that it is appropriate for the Group to present its gross profit after such change. As a result, the comparative unaudited figures for the same quarter in last year have been restated.

For the three months ended June 30, 2005, the Group achieved a quarterly turnover of approximately HK$19,613 million. This represented an increase of 233.7 percent as compared to the turnover of HK$5,878 million recorded for the same period of last year. Profit attributable to shareholders reached approximately HK$357 million for the quarter, representing an increase of 6.0 percent as compared to HK$337 million recorded from last year. Basic earnings per share and fully diluted earnings per share were 4.12 HK cents and 4.07 HK cents respectively.

Segment results

During the quarter, geographical turnover and operating profit increased across all geographies. In the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific excluding Greater China, the increase was primarily due to the newly acquired IBM PC Business.

In Greater China, the results comprised both the results arose from Legacy Lenovo and Greater China segment of newly acquired IBM PC Business.

Amortization of intangible assets and marketing rights

Intangible assets, except for goodwill and intangible assets with indefinite useful life, arising from the acquisition of the IBM PC Business are amortized on a straight-line basis over their estimated useful lives. During the quarter ended June 30, 2005, amortization of HK$127 million was charged to the consolidated income statement.

Marketing rights for the Olympic Partner Program are amortized on a straight-line basis from January 1, 2005 to December 31, 2008. During the quarter ended June 30, 2005, amortization of HK$32 million was charged to the consolidated income statement.

Capital expenditure

Apart from the acquisition of the IBM PC Business, the Group incurred capital expenditures of HK$121 million during the quarter ended June 30, 2005, mainly for acquisition of fixed assets, injection into construction-in-progress and optimization of the Group's information technology systems.

Liquidity and financial resources

As at June 30, 2005, total assets of the Group amounted to HK$44,457 million, which were financed by shareholders' funds of HK$9,997 million, minority interests of HK$30 million, long-term and current liabilities of HK$34,430 million. The current ratio of the Group was 1.01.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operation activities. As at June 30, 2005, cash and cash equivalents of the Group totaled HK$9,781 million. The balance consisted of about 4.3 percent in Euros, 3.3 percent in Japanese Yen, 17.9 percent in Renminbi, 66.2 percent in US dollars and 8.3 percent in other currencies.

Although the Group has consistently been in a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at June 30, 2005, the Group's total available credit facilities amounted to HK$9,422 million, of which HK$1,860 million was in trade line, HK$1,022 million in short-term and revolving money market facilities and HK$6,540 million in currency forward contract and derivatives. As at June 30, 2005, the facility drawn down was HK$296 million in trade line and HK$2,413 million for the currency forward contracts was utilized.

The Group has a facility agreement on April 26, 2005 with certain banks to arrange a term loan and a revolving loan facilities with a total amount of US$600 million (approximately HK$4,680 million), of which US$500 million (approximately HK$3,900 million) was drawn as term loan for the settlement of cash consideration at the initial closing of the acquisition of the IBM PC Business.

The term loan is guaranteed unconditionally jointly and severally by the Company and certain subsidiaries of the Group, bearing interest at the London Interbank Offered Rate plus 0.825 percent per annum and repayable by installments in 5 years.

As at June 30, 2005, the Group's outstanding bank loan, represented the term loan, was HK$3,900 million. When compared with shareholders' funds of HK$9,997 million, the Group's gearing ratio was 0.39.

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuations from exchange rates on daily operations. As at June 30, 2005, the Group had outstanding currency forward contracts amounting to HK$2,413 million.

The Group issued 2,730,000 convertible preferred shares at an issue price of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately HK$2,730 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The fair value of the liability component and equity component of the convertible preferred shares as at June 30, 2005 amounted to approximately HK$2,647 million and HK$84 million respectively.

Contingent liabilities

The Group had no material contingent liabilities as at June 30, 2005.

Employees

As at June 30, 2005, the Group had a total of 18,170 employees, 13,685 of whom were employed in mainland China and 4,485 in Hong Kong and overseas.

The Group implements remuneration policy, bonus and share options schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.



BUSINESS REVIEW

Lenovo delivered strong results for the quarter ended June 30, 2005. Lenovo reported an increase in consolidated turnover of 233.7 percent year-on-year to HK$19,613 million, driven by two months of contribution from its newly acquired personal computer business from IBM and the strong performance in emerging PC markets. Gross margin improved to approximately 15.3 percent with solid margins in the acquired PC business and early achievement of synergies. The acquired PC business also made significant contribution to the Group's operating profit at the pre-tax level, resulting in an increase of 54.4 percent in consolidated profit before taxation to HK$515 million. Profit attributable to shareholders increased by 6.0 percent to HK$357 million.

Lenovo saw initial success in the first two months of integration. Eight of 16 major functions, including procurement, marketing, finance, accounting and treasury, had been integrated ahead of schedule. During the quarter, Lenovo realized initial synergies in procurement, improved margins and expense management, building a solid foundation for development.

Personal Computer Business

During the quarter, the worldwide PC market posted more than 16 percent growth in shipments, driven by fast-growing segments and notebook adoption. In particular, the China PC market, where Lenovo has been the leading brand for eight consecutive years, continued to show solid growth with an 18 percent year-on-year jump in shipments.

Lenovo strengthened its PC leadership in the emerging markets. In China, Lenovo gained 3 percent market share year-on-year to 34 percent in the April to June 2005 quarter. Building on the enhanced competitiveness of its sales model and product offerings, Lenovo grew its PC shipments by 28 percent year-on-year in China, well above the market growth of approximately 14 percent, excluding Lenovo. The strengths came from Lenovo's push in the township consumer market and notebook adoptions by high-end consumers. Lenovo also enjoyed good growth in its commercial PC shipments, benefiting from the relationship customer model it set up in the previous year.

With the acquisition of the ThinkPad line of products, Lenovo's notebook computers gained additional competitive strengths in the market. Notebook computers represented about 35 percent of the company's worldwide PC shipments for the quarter. In more developed PC markets, including the U.S. and Japan, Lenovo's notebook computers continue to have better than 50 percent share of Lenovo's total shipments.

Worldwide, Lenovo PC shipments grew 7 percent year-on-year and 14 percent sequentially. The growth during the first quarter demonstrated customers' confidence in Lenovo and increased momentum as the integration proceeds. The Americas, EMEA (Europe, Middle East and Africa), and Greater China showed improved margins and each contributed to profitability. Despite the competitive pricing pressure in the Americas, Lenovo's margins showed strength throughout the region. Lenovo reported strong performance in EMEA with solid margins. In Asia Pacific (excluding Greater China), Lenovo saw strong volume growth but also gross margin pressure.

Mobile Handset Business

In China, the handset business grew revenues 26.9 percent on 51.1 percent volume growth year-on-year. Lenovo has successfully moved up in its ranking in the China mobile handset market from ninth place in March 2005 to sixth in June 2005. With strong shipments of over one million mobile handsets for the quarter and good expense controls, Lenovo's mobile handset business recorded significant year-on-year profit increase.

Looking ahead, Lenovo is well-positioned for growth in the worldwide PC market. With its experienced management and successful business model, Lenovo believes that it can emulate its success in other high-growth emerging PC markets. Lenovo's innovative notebook technology will also allow it to maximize the benefits from the ongoing shift in demand to notebook computers. Lenovo will also speed up the integration process to achieve earlier realization of synergies.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

During the three months ended June 30, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Off-market repurchase of the Company's unlisted non-voting shares

On August 2, 2005, the Company repurchased 435,717,757 unlisted non-voting ordinary shares, which were issued to International Business Machines Corporation as partial consideration for the acquisition of its global personal computer business, at a total cash consideration of HK$1,187,330,887.82, representing HK$2.725 per share.

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was charged against the share premium of the Company.


SEC MAIL PROCESSING
RECEIVED
AUG 12 2005
WASH. D.C. 190 SECTION

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the unaudited quarterly financials for the three months ended June 30, 2005. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, August 10, 2005

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M. Ward, Jr. and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter) Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"


SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2005
WASH, D.C. 190 SECTION

lenovo联想


SEC MAIL
PROCESSING
RECEIVED
AUG 1 2 2005
WASH

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of the Company announces that Mr. John William Barter III has been appointed as an Independent Non-executive Director of the Company with effect from August 10, 2005

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the appointment of Mr. John William Barter III as an Independent Non-executive Director of the Company with effect from August 10, 2005.

Mr. Barter, aged 58, holds a Bachelor of Science degree in Physics from Spring Hill College (1968) and an MBA in Finance from Tulane University (1973). He has acquired extensive knowledge and experience in finance and accounting from senior management positions held in both the industrial and technology sectors. Between 1977 and 1997 he held a number of senior management positions with AlliedSignal, Inc. a company incorporated in the USA engaged in the development, and manufacturing of aerospace, automotive and advanced materials products. Between 1998 and 2001 he was a director and from 2000 to 2001, the chief financial officer of Kestrel Solutions, Inc. a company incorporated in the USA engaged in the development of communications equipment.

Mr. Barter is currently a non-executive director of each of the following entities: BMC Software, Inc., an enterprise software company, the securities of which are listed on the New York Stock Exchange; Bottomline Technologies, Inc., a software company engaged in software for electronic payments, the securities of which are listed on NASDAQ; SRA International, Inc., a provider of information technology services to the US Government, the securities of which are listed on the New York Stock Exchange; SSA Global Technologies, Inc., a supplier of enterprise resource planning software, the securities of which are listed on NASDAQ; Gecis Global Holdings Inc., a supplier of business process outsourcing services; the Charleston Education Network and the Charleston Symphony Orchestra. Save as disclosed above, Mr. Barter has not held any directorship with any listed company in the last three years. He has no relationship with any Director, senior management or substantial or controlling shareholder of the Company.

Mr. Barter does not hold any positions with the Company or any member of the Company's group of companies other than that of Independent Non-executive Director of the Company.

The Company has not entered into a service contract with Mr. Barter. His length of service will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Barter will be paid aggregate fees and remuneration of US$140,000 per annum made up of director's fees of US$40,000 and share appreciation rights with a value of US$100,000. In determining the amount of the director's fees and remuneration to be paid to Mr. Barter, the Board has taken into account the level of remuneration paid to independent non-executive Directors of comparable companies, the amount of time that Mr. Barter will be required to commit in fulfilling his duties as an independent non-executive director, the amount paid to existing independent non-executive directors of the Company, and the recommendation of the Remuneration Committee of the Board.

Mr. Barter owns approximately 0.7% of a General Atlantic investment fund that owns approximately 5.45% of General Atlantic's holdings in the Company. As of July 31, 2005, General Atlantic's total interest in the Company represents less than 4% of the voting rights in the Company, assuming full conversion of all warrants.

The Board would like to extend a warm welcome to Mr. Barter in joining the Company.

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M. Ward, Jr. and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (Alternate Director to Mr. James G. Coulter), Mr. Vince Feng (Alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (Alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John William Barter III.

By order of the Board
Yuanqing Yang
Chairman

Hong Kong, August 10, 2005

"Please also refer to the published version of this announcement in South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Annual General Meeting held on 9 August 2005 – Poll Results

At the annual general meeting held on 9 August 2005 ("**AGM**") of Lenovo Group Limited (the "**Company**"), poll voting was demanded by the Chairman for voting on the proposed resolutions, as set out in the notice of the AGM dated 7 July 2005. All resolutions were passed by shareholders and the poll results are as follows:

	Resolutions	No. of Votes (Approx. %)	
		For	**Against**
1.	To receive and consider the audited accounts for the year ended 31 March 2005 together with the reports of the directors and auditors thereon.	6,678,549,485 (100.00%)	0 (0.00%)
2.	To declare a final dividend for the issued ordinary shares for the year ended 31 March 2005.	6,679,843,485 (100.00%)	0 (0.00%)
3(a).	To re-elect Mr Yang Yuanqing as director.	6,677,639,485 (99.97%)	2,204,000 (0.03%)
3(b).	To re-elect Mr Stephen M. Ward, Jr as director.	6,677,616,285 (99.97%)	2,206,000 (0.03%)
3(c).	To re-elect Ms Ma Xuezheng as director.	6,677,618,685 (99.97%)	2,204,000 (0.03%)
3(d).	To re-elect Mr Liu Chuanzhi as director.	6,628,097,390 (99.23%)	51,725,295 (0.77%)
3(e).	To re-elect Mr Zhu Linan as director.	6,628,120,590 (99.23%)	51,722,895 (0.77%)
3(f).	To re-elect Mr James G Coulter as director.	6,677,639,485 (99.97%)	2,204,000 (0.03%)
3(g).	To re-elect Mr William O Grabe as director.	6,677,639,485 (99.97%)	2,204,000 (0.03%)
3(h).	To re-elect Mr Shan Weijian as director.	6,677,639,485 (99.97%)	2,204,000 (0.03%)
3(i).	To re-elect Professor Woo Chia-Wei as director.	6,677,639,485 (99.97%)	2,204,000 (0.03%)
3(j).	To authorise the directors to fix directors' fees.	6,677,639,485 (99.97%)	2,204,000 (0.03%)
4.	To re-appoint PricewaterhouseCoopers as auditors and authorize the directors to fix auditors' remuneration.	6,679,843,485 (100.00%)	0 (0.00%)
5.	To approve the general mandate for the issue of additional voting ordinary shares of the Company.	6,345,546,036 (95.00%)	334,297,449 (5.00%)
6.	To approve the general mandate for the repurchase of shares of the Company.	6,679,843,485 (100.00%)	0 (0.00%)
7.	To approve the extension to the general mandate for the issue of voting ordinary shares granted under Resolution 5 to include the repurchased shares.	6,456,912,908 (96.66%)	222,930,577 (3.34%)

The above resolutions were passed as ordinary resolutions. Shareholders may refer to the circular dated 7 July 2005 for details of some of the resolutions.

As at the date of the AGM, the issued voting share capital of the Company comprises (i) 8,419,668,623 ordinary shares, which entitled holders thereof to one vote per share; and (ii) 2,730,000 convertible preferred shares, which entitled holders thereof to approximately 367 votes per convertible preferred share. There is no restriction on the shareholders to cast vote on any of the aforesaid resolutions at the AGM.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the AGM.

By order of the Board
Yang Yuanqing
Chairman

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M. Ward, Jr and Ms Ma Xuezheng; the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coutler), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

Hong Kong, 9 August 2005

"Please also refer to the published version of this announcement in The Standard"



lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)



SEC MAIL
RECEIVED
PROCESSING
AUG 1 2 2005
WASH, D.C.
190
SECTION

CONTINUING CONNECTED TRANSACTIONS APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 9 AUGUST 2005

At the extraordinary general meeting of Lenovo Group Limited held today, the resolutions to approve the Continuing Connected Transactions and the Service Contract were duly passed.

Reference is made to the announcement of the Company dated 23 June 2005, the shareholders' circular of the Company (the "**Circular**") and the notice (the "**Notice**") of the Extraordinary General Meeting (the "**EGM**") of the Company both dated 23 July 2005 relating to the continuing connected transactions contemplated under the China Services Agreement and the Reverse Transition Services Agreement, and the service contract between the Company and Mr Stephen M Ward, Jr, an executive Director, President and Chief Executive Officer of the Company, dated 30 April 2005. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

POLL RESULTS OF EGM

At the EGM held today, voting of the proposed ordinary resolutions as set out in the notice of the EGM and contained in the Circular were taken on a poll. IBM and its associates abstained from voting on the resolutions in connection with the Continuing Connected Transactions ("Ordinary Resolutions No. 1 and No. 2"). Mr Ward and his associates abstained from voting on the resolution in connection with the Service Contract ("Ordinary Resolution No. 3"). (Ordinary Resolution No. 1, 2 and 3 collectively, the "**Ordinary Resolutions**").

The Board is pleased to announce that at the EGM, the Ordinary Resolutions were duly passed by the independent shareholders and the poll results are as follows:

Ordinary Resolutions (abbreviated)	Number of votes cast and percentage of total number of votes cast		Total number of votes cast
	For	Against	
1. To approve the China Services Agreement and the proposed annual caps in respect of the continuing connected transactions thereunder for each of the three years ending 31 March 2008.	4,476,442,817 (100.00%)	0 (0.00%)	4,476,442,817
2. To approve the Reverse Transition Services Agreement and the proposed annual caps in respect of the continuing connected transactions thereunder for each of the three years ending 31 March 2008.	4,476,442,817 (100.00%)	0 (0.00%)	4,476,442,817
3. To approve the Service Contract.	5,407,353,332 (99.98%)	960,000 (0.02%)	5,408,313,332

Please refer to the Notice for the full version of the Ordinary Resolutions.

(1) The total number of shares entitling the holder to attend and vote for or against Ordinary Resolutions No. 1 and No. 2 at the EGM: 7,487,798,108 Shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes.

(2) The total number of shares entitling the holder to attend and vote for or against Ordinary Resolution No. 3 at the EGM: 8,418,668,623 Shares and 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes.

(3) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4) As disclosed in the Circular, IBM has a material interest in the Continuing Connected Transactions and therefore abstained from voting on Ordinary Resolutions No. 1 and No. 2 at the EGM. As at the date of the EGM, IBM was interested in 931,870,515 Shares and 375,282,756 Non-voting Shares. IBM and its associates abstained from voting on Ordinary Resolutions No. 1 and No. 2 at the EGM.

(5) As disclosed in the Circular, Mr Ward has a material interest in the Service Contract and therefore abstained from voting on Ordinary Resolution No. 3 at the EGM. As at the date of the EGM, Mr Ward was interested in 1,000,000 Shares. Mr Ward and his associates abstained from voting on Ordinary resolution No. 3 at the EGM.

(6) Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGM.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 9 August 2005

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M Ward, Jr and Ms Ma Xuezheng; the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coulter), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

"Please also refer to the published version of this announcement in The Standard"


SEC MAIL
PROCESSING
RECEIVED
WASH, D.C.
190
SECTION



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)


SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2005
WASH, D.C. 190 SECTION

PROPOSED OFF-MARKET REPURCHASE OF NON-VOTING SHARES CONNECTED TRANSACTION

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 1 AUGUST 2005

At the extraordinary general meeting of Lenovo Group Limited held today, the special resolution to approve the proposed off-market repurchase of 435,717,757 Non-voting Shares was duly passed.

Reference is made to the announcement of the Company dated 4 May 2005, the shareholders' circular of the Company (the "**Circular**") and the notice (the "**Notice**") of the Extraordinary General Meeting (the "**EGM**") of the Company both dated 6 July 2005 relating to the proposed off-market repurchase of 435,717,757 Non-voting Shares from IBM. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

POLL RESULTS OF EGM

At the EGM held today, voting of the proposed resolution as set out in the notice of the EGM and contained in the Circular (the "**Special Resolution**") was taken on a poll. IBM, its concert parties and associates abstained from voting. Further, the Investors and their respective associates also abstained from voting. The Board is pleased to announce that at the EGM, the Special Resolution was duly passed by the Independent Shareholders and the poll results are as follows:

	No. of Votes (Approx. %)	
	For	**Against**
Special Resolution approving the proposed off-market repurchases of Non-voting Shares	4,890,598,604 (99.46%)	26,661,709 (0.54%)

Please refer to the Notice for the full version of the above Special Resolution.

(1) The total number of shareholders voted in person or by proxy at the EGM: 26 Shareholders.

(2) The total number of shares voted for or against the Special Resolution at the EGM: 4,917,260,313 Shares, representing 52.23% of the total outstanding voting rights of the Company as at the date of the EGM and approximately 65.73% of the total number of shares entitling the holder to attend and vote for or against the Special Resolution at the EGM, respectively.

(3) The total number of shares entitling the holder to attend and vote for or against the Special Resolution at the EGM: 7,480,752,108 Shares, representing approximately 79.46% of the total outstanding voting rights of the Company as at the date of the EGM.

(4) The total number of shares entitling the holder to attend and vote only against the Special Resolution at the EGM: 2,730,000 Convertible Preferred Shares, which entitled holders thereof to 1,001,834,862 votes. As disclosed in the Circular, the Stock Exchange has determined that the Investors' interests in the Share Repurchase were not the same as those of the minority Shareholders and accordingly the Investors and their respective associates were required to abstain from voting in favour of the Special Resolution. As at the date of the EGM, the Investors were interested in 2,730,000 Convertible Preferred Shares, entitling the Investors to 1,001,834,862 votes. The Investors and their respective associates abstained from voting on the Special Resolution at the EGM.

(5) As disclosed in the Circular, IBM has a material interest in the Repurchase Agreement and was therefore required to abstain from voting on the Special Resolution at the EGM. As at the date of the EGM, IBM was interested in 931,870,515 Shares and 811,000,513 Non-voting Shares. IBM, its concert parties and associates abstained from voting on the Special Resolution at the EGM.

(6) Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGM.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and that there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, 1 August 2005

As at the date of this announcement, the Executive Directors are Mr Yang Yuanqing, Mr Stephen M Ward, Jr and Ms Ma Xuezheng; the Non-executive Directors are Mr Liu Chuanzhi, Mr Zhu Linan, Mr James G Coulter, Mr William O Grabe, Mr Shan Weijian, Mr Justin T Chang (alternate Director to Mr James G Coulter), Mr Vince Feng (alternate Director to Mr William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr Shan Weijian); and Independent Non-executive Directors are Mr Wong Wai Ming, Professor Woo Chia-Wei and Mr Ting Lee Sen.

"Please also refer to the published version of this announcement in The Standard"


SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2005
WASH., D.C.
190
SECTION